UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lev Pharmaceuticals Inc.

File No. 000-32947 - CF# 27794

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ViroPharma Incorporated, (successor to Lev Pharmaceuticals Inc.), submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Lev Pharmaceuticals Inc. excluded from the Exhibits to a Form 8-K filed on July 25, 2007.

Based on representations by ViroPharma Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel